Exhibit 99.1

Vast Executes VS1 Engineering Contracts Advancing Toward Construction of 288 MWh Concentrated Solar Thermal Power Plant

Front end engineering and design on Vast’s 30MW VS1 Port Augusta CSP project expected to be completed in August followed by ground breaking in Q4 2024

SYDNEY, Australia, April 15, 2024 – Vast Renewables Limited (“Vast”) (Nasdaq: VSTE), a renewable energy company specialising in concentrated solar thermal power (CSP) systems that generate zero-carbon, utility-scale electricity and industrial process heat, today announced it has executed key engineering contracts with Afry, FYFE, Primero and Worley to complete Front-End Engineering Design (FEED) on its VS1 project.

VS1 is a 30MW / 288 MWh CSP plant to be located in Port Augusta, South Australia. Utilising Vast’s proprietary modular tower CSP v3.0 technology, VS1 will generate clean, low-cost, dispatchable power with over 8 hours of thermal energy storage. The project is anticipated to create dozens of green manufacturing jobs, hundreds of jobs during construction and long-term plant operations roles.

Today’s announcement with Afry, FYFE, Primero and Worley follows Vast’s appointment in May 2023 of Worley and its specialist consulting division, Worley Consulting, to complete VS1 basic engineering. FEED is expected to be completed by August ahead of a Final Investment Decision in Q3 2024 and construction starting in late 2024.

Afry, FYFE, Primero and Worley bring extensive experience designing, engineering and building major energy projects in remote Australia and around the world.

Craig Wood, CEO of Vast said, "This is a major step forward for Vast and VS1, putting this historic CSP project on the path to construction. Afry, FYFE, Primero and Worley will bring the right combination of global and local expertise to VS1, which will utilise our industry-leading technology to capture and store the sun’s energy during the day before generating heat and dispatchable power during the day or night.”

Vast’s proprietary CSP v3.0 technology has received significant support from the Australian Government, including the Australian Renewable Energy Agency (ARENA), announcing it has approved up to AUD$65 million in funding to support the construction of VS1.

VS1 will be co-located with Solar Methanol 1 (SM1), a world-first green methanol demonstration plant. In February, Vast, along with its consortium partner, announced that they signed funding agreements to receive AUD$19.48 million and EUR13.2 million from a collaboration between the Australian and German governments, respectively. SM1 will use zero-emissions dispatchable electricity and heat from VS1 to produce green methanol for use as a sustainable shipping fuel.

ENDS

Vast’s 1.1 MW CSP Demonstration Plant in Forbes, Australia was operated for 32 months

About Vast

Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, or a combination to enable the production of green fuels. Vast’s CSP v3.0 approach utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.

Visit www.vast.energy for more information.

About Afry

AFRY provides engineering, design, digital and advisory services to accelerate the transition towards a sustainable society. With 19,000 devoted experts in the industry, energy and infrastructure sectors, AFRY is seeking to create impact for generations to come. The company has Nordic roots with a global reach, net sales of 27 BSEK and is listed on Nasdaq Stockholm.

About Fyfe

Fyfe is a fully integrated engineering, environment, planning and survey firm, employing 465+ staff across major capital cities and regional centres in Australia.

About Primero

Primero, a subsidiary of NRW Holdings, is a multi-national engineering, procurement and construction business with a global reach. Primero was founded in 2011 with a vision to create a vertically integrated business in the mineral processing, energy, iron ore and non-process infrastructure (NPI) market segments as a turnkey project solution provider.

From major greenfield projects through to brownfield projects on operating sites, Primero’s team of professionals work with clients from the outset to solve complex engineering challenges and create fit for purpose design and construction solutions.

About Worley

Worley Limited is a global company headquartered in Australia and listed on the Australian Securities Exchange (ASX: WOR). The company is a leading global provider of professional project and asset services in the energy, chemicals and resources sectors. As a knowledge-based service provider, Worley uses its knowledge and capabilities to support customers to reduce their emissions and move towards a low carbon future.

Contacts

For Investors:

Caldwell Bailey

ICR, Inc.

VastIR@icrinc.com

For US media:

Matt Dallas

ICR, Inc.

VastPR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler
nick@wilkinsonbutler.com

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding VS1, SM1, Vast's future financial performance, as well as Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipate,” “believe,” "could," “estimate,” “expect,” “intend,” “may,” “project,” "should," “will,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management’s current expectations and assumptions, whether or not identified in this press release, about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognise the anticipated benefits of Vast’s recent business combination; costs related to that business combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project (including VS1 and SM1), at all or in a timely manner and meet its projections; Vast’s ability to comply with its, and its counterparties’ respective compliance with their, respective obligations under the FEED contracts, funding agreements related to VS1 and SM1 and Vast’s other financing and commercial agreements; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or its subsidiaries, including in relation to Vast’s recent business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled "Risk Factors" in the final prospectus, dated March 11, 2024, as supplemented, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast’s expectations can be found in Vast’s periodic filings with the SEC. Vast’s SEC filings are available publicly on the SEC’s website at www.sec.gov.